EXHIBIT 99.5

Certificate of Qualified Person

I, Wenceslaus Kutekwatekwa of Block 4, Tunsgate Office Park, 30 Tunsgate Road, Mount Pleasant, Harare, Zimbabwe, as author of the report (the “Amended Buckreef Report”) entitled “Amended NATIONAL INSTRUMENT 43-101 Independent Technical Mining Reserve Estimate and Pre- Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” with an effective date of April 27, 2017 (the “Effective Date”) and with an amendment date of June 26, 2018, do hereby certify that:

I am a senior mining engineer in Zimbabwe of Virimai Projects and hold the designation of Consulting Director.

I graduated with a BSc (Hons) degree in Mining Engineering the from University of Zimbabwe in 1989.

I am a member/fellow of the following professional association

d.	Fellow Southern African Institute of Mining and Metallurgy (SAIMM), membership number 703812.

e.	Fellow Institute of Directors Zimbabwe (IoDZ), membership number ZW11768/13

f.	Member Project Management Institute of Zimbabwe (PMIZ) membership number PMH132

I have worked as a mining engineer for 29 years since my graduation from university

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional organization (as described in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

I visited the Buckreef property on and spent a total of 16 hours visiting mine sites, test pit, test processing plant, analysing core and general ground truthing, looking at plans and technical data

I am responsible for all sections of the Amended Buckreef Report.

I have not received and do not expect to receive any interest, either direct or indirect, in any properties of Tanzanian Royalty Exploration Corporation (the “Issuer”) and I do not beneficially own, either directly or indirectly, any securities of the Issuer.

I am independent of the Issuer as set out in section 1.5 of NI 43-101.

I have had no prior involvement with the Buckreef property that is the subject of the Amended Buckreef Report.

I have read NI 43-101 and Form 43-101F1 and the Amended Buckreef Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

As at the Effective Date of the Amended Buckreef Report, to the best of my knowledge, information and belief, the Amended Buckreef Report contains all scientific and technical information that is required to be disclosed to make the Amended Buckreef Report not misleading.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated June 26, 2018.

Wenceslaus Kutekwatekwa
BSc (Hons) Ming Eng. MBA
FSAIMM, FIoDZ, MAMMZ, MPMIZ
Mining Consultant

Summary of Recent Experience

YEAR	CLIENT	COMMODITY	TYPE OF STUDY	PROJECT DESCRIPTION
2018	Hanzu	Gold	DFS	EPCM
2018	Anglo Platinum Unki	Platinum	Scoping	Decline Access and
2018	Metallon Gold	Gold	PEA	Scoping Study of Corporate Growth Strategy
2017	Samrec Vermiculite	Vermiculite	LOM	Pit Optimisation Scheduling and LoM Planning
2017	Prospect Resources	Lithium	PFS	Open Pit Optimisation design and Scheduling
2016	Global Platinum Resources	Platinum	PFS	Green Field Project PFS
2015	Mimosa Mining Company	Platinum	LOM	Scoping Study of the Mtshingwe expansion